Exhibit 18.1

March 16, 2006

Board of Directors

Viisage Technology, Inc.

296 Concord Road, 3rd Floor

Billerica, MA 01821

Dear Directors:

As stated in Note 2 to the consolidated financial statements of Viisage Technology, Inc. for the year ended December 31, 2005, the Company changed the date of its annual goodwill impairment test from December 31 to October 31, to allow for additional time to complete the analysis and review the results. The impairment date is consistently contained in the fourth quarter. In connection with our audit of the above-mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated management’s basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 2 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP